Exhibit 99.1

China Yuchai Appoints New Chief Financial Officer

Singapore, Singapore – March 20, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today that it has appointed Mr Hoh Weng Ming as its new Chief Financial Officer starting May 1, 2008.

Prior to re-joining China Yuchai, Mr Hoh Weng Ming was the group controller of the Industrial Product Group division for Hong Kong-listed, Johnson Electric Industrial Manufactory Limited, a leading industrial electric motor producer. Before Johnson Electric, he was the deputy general manager and financial controller for two of Hong Leong Asia Limited’s subsidiaries: Henan Xinfei Electrical Co. from 2003 to 2005 and China Yuchai, from 2002 to 2003. Prior to this, Mr Hoh was the Managing Director for the Simplex Group in Asia, a position based in Hong Kong. His other previous positions were Chief Financial Officer for Contimach Limited, member of Fenner PLC, listed on the London Stock Exchange and financial controller for American Life Insurance Company, based in New Zealand.

During his tenure with Xinfei and China Yuchai, Mr Hoh worked and lived in Henan and Guangxi provinces respectively and has developed a deep understanding of business operations in China. Mr Hoh has a Bachelor of Commerce degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants with over 24-years experience in accounting, auditing and management consulting.

The Board of Directors of China Yuchai accepted Mr Ho Tuck Chuen’s resignation on March 20th due to his ongoing health issues. At the time of his resignation, there were no material disagreements between Mr Ho and the management or the Board of Directors. Mr Ho will continue to serve as CFO and a director until April 30th and thereafter as an advisor to the Company. Mr Ho will assist with Mr Hoh Weng Ming’s transition as CFO. Mr Hoh will be working closely with Mr Lai Seng Fatt, a Certified Public Accountant in Singapore, who was promoted to group financial controller in January, 2008 from his position as finance manager of GPac Technology (S) Pte Ltd, a subsidiary of Hong Leong Asia. Seng Fatt’s previous experience includes 5 years with PwC Singapore and General Motors Audit Services (Singapore) from 2004 — 2006 as a corporate senior auditor.

Mr Teo Tong Kooi, China Yuchai’s President, said, “We thank Tuck Chuen for his contributions and wish him well as he addresses his health issues. We welcome the return of Hoh Weng Ming to China Yuchai to strengthen our internal controls and assist in expediting the audit process.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

The Global Consulting Group

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com